Exhibit 99.100

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For the three months ended March 31, 2024

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Corporation”) for the three months ended March 31, 2024 should be read in conjunction with the Company’s interim condensed consolidated financial statements (unaudited) (“Interim Consolidated Financial Statements”) and related notes for the three months ended March 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of May 14th, 2024, the date when the Audit Committee, on behalf of the Board of Directors, approved the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2024. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

Table Of Contents

Description Of Business	2

2024 Summary And Highlights	2

Business Transaction	3

Exploration Summary	4

Selected Consolidated Financial Information	7

Overview Of Consolidated Financial Results	8

Summary Of Consolidated Quarterly Results	8

Liquidity And Management Of Capital Resources	8

Equity And Warrants	9

Trends And Risks That Affect The Corporation’s Financial Condition	10

Contractual Obligations, Commitments And Option Agreements	11

Related Party Transactions	11

Financial Instruments And Related Risks	11

Off-Balance Sheet Arrangements	11

Market Trends	12

Critical Accounting Estimates And Judgements	12

Changes In Accounting Policies	13

Internal Control Over Financial Reporting And Disclosure Controls And Procedures	13

Emerging Market Disclosure	13

Risks And Uncertainties	18

Caution Regarding Forward-Looking Information	18

Corporate Information	19

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DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (the “TSXV”) on May 20, 2021 under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Corporation”) is an early-stage exploration corporation and is principally engaged in the acquisition, exploration and development of mineral properties located in Colombia.

The Corporation currently holds mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America; the Guayabales Project and the San Antonio Project.

2024 SUMMARY AND HIGHLIGHTS

Q1 2024 Business Highlights

▪	On March 4th, 2024, the Corporation announced the closing of a strategic investment by a single purchaser on a non-brokered private placement of $13.9 million (C$18.9 million) (“the March 2024 Offering”). The transaction consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit. Each Unit was comprised of one common share in the capital of the Corporation (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Corporation has the right to accelerate the expiry of the Subscription Warrants in the event that the Corporation’s closing price on the TSX remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Corporation may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to the holder of Warrants and a press release is issued by the Corporation announcing the accelerated Warrant Term.

▪	On March 26th, 2024, the Corporation announced the retirement of Dr. Ken Thomas from its Board of Directors.

Subsequent to quarter end:

▪	On April 11, 2024, the Company announced updated metallurgical results for the Apollo porphyry system. The flotation metallurgical work demonstrates that Apollo sulphide ore with greater than 0.15% in situ copper grade is very amenable to flotation.

▪	On May 6, 2024, the Company announced that all of the outstanding warrants were exercised for gross proceeds of $5.7 million (C$7.8 million) and that it plans to list its common shares for trading on the NYSE American exchange.

Q1 2024 Exploration Highlights

Guayabales Project

▪	During the quarter, the Corporation continued to drill the Apollo system and announced assay results that continues to expanded the system.

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▪	During the quarter, the Corporation announced new discovery holes at the Olympus Deeps and Trap targets.

▪	On March 6, 2024, the Corporation announced the discovery of a high-grade outcropping porphyry system at the Box target with drilling to begin in April 2024.

Subsequent to quarter end:

▪	The Corporation announced additional assay results from the Trap target.

Q1 2024 Operating and Financial Results

▪	Results for the three months ended March 31, 2024 was a net loss of $4.7 million ($0.07 per share).

▪	Exploration expense for the three months ended March 31, 2024 was $3.8 million, including $3.8 million relating to the Guayabales Project and $0.04 million relating to the San Antonio Project.

▪	Revaluation of warrants liability for three months ended March 31, 2024 was a net gain of $0.4 million.

▪	Operating cash outflow for the three months ended March 31, 2024 was $3.9 million.

▪	Net financing cash inflow for the three months ended March 31, 2024 was $13.8 million.

▪	A total of $14.6 million was raised through the March 2024 Offering, option and warrants exercises for the three months ended March 31, 2024.

▪	Cash and cash equivalents at March 31, 2024 was $23.7 million (December 31, 2023 – $14.1 million)

BUSINESS TRANSACTION

2024 Non-Brokered Private Placement (the “March 2024 Offering”)

On March 4, 2024, the Corporation closed the March 2024 Offering for a total of C$18.9 million ($13.9 million) which consisted of the sale of 4,500,000 units at a price of C$4.20 per unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$5.01 with an expiry date on March 4, 2027.

2023 Bought Deal Offering (the “March 2023 Offering”)

On March 22, 2023, the Corporation closed the March 2023 Offering for a total of C$30.6 million ($21.9 million) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

2022 Bought Deal Offering (the “October 2022 Offering”)

On October 25, 2022, the Corporation closed the October 2022 Offering of C$10.8 million ($7.9 million), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024. Subsequent to quarter end, all of the warrants were exercised.

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EXPLORATION SUMMARY

The following is a summary of exploration expenditures incurred for the three months ended March 31, 2024 and 2023:

	2024			2023
For the three months ended March 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	ꟷ	1,229,635	1,229,635	807,207
Assaying	5,210	491,296	496,506	305,277
Salaries and benefits	ꟷ	483,452	483,452	345,991
Field costs, surveys and other	6,398	399,140	405,538	154,608
Geophysics	ꟷ	286,803	286,803	2,860
Option payments and fees	382	285,476	285,858	51,494
Transportation and meals	3,373	227,918	231,291	114,101
Consulting, professional fees and technical assistance	13,265	207,599	220,864	142,310
Security	7,492	88,091	95,583	46,698
Depreciation and amortization	ꟷ	65,789	65,789	51,431
Community expenses	489	36,712	37,201	20,094
	36,609	3,801,911	3,838,520	2,042,071

Guayabales Project

The Guayabales Project consists of exploration titles, exploration applications and four option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Corporation entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project. In October 2023, the Corporation secured option agreements to purchase surface rights for a four-year period.

Exploration activities:

During the quarter, the Corporation continued to expand the Apollo system with drilling focusing on the near surface mineralization and expansion drilling at depth. In addition, the Corporation drilled and announced new discoveries at a number of new targets at the Guayabales Project including the Trap, Olympus Deeps and Box targets.

For the three months ended March 31, 2024, the Corporation recognized a total of $3.8 million (three months ended March 31, 2023 – $2 million) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the Guayabales Project, including option payments of $0.25 million (three months ended March 31, 2023 – $nil million).

Option agreements:

Details of the two first option agreements are as follows:

First Guayabales Option

On June 24, 2020, the Corporation entered into the First Guayabales Option to acquire 100 percent of the property covered within the agreement. The terms of the agreement are as follows:

Phase 1:

The Corporation must incur a minimum of $3 million of exploration and evaluation expenditures in respect of property within the First Guayabales Option and make total option payments of $2 million over a maximum four-year term ending on or before June 24, 2024 in order to proceed to Phase 2 of the agreement.

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Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Corporation must incur a minimum of $10 million of incremental exploration and evaluation expenditures in respect of such property and make total option payments of $2 million, payable in equal instalments of $0.2 million semi-annually over a maximum six-year term, commencing after the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Corporation has the following options:

▪	provide notice that the Corporation has elected to pay a 1% NSR monthly, commencing on the first calendar day of the month after 85% of the processing plant capacity has been achieved, in exchange for the remaining 10% interest;

▪	acquire 0.625% each year to a total of 10% by paying $0.25 million semi-annually, commencing at the end of Phase 2, to a total of $8 million in lieu of the NSR; or

▪	pay a one-time payment of $8 million in lieu of the NSR.

In addition, the Corporation is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments	Exploration Expenditures	Total
		$	$	$
Total Phase 1	June 24, 2020 – June 24, 2024	2,000,000	3,000,000	5,000,000
Total Phase 2	June 24, 2024 – June 24, 2030	2,000,000	10,000,000	12,000,000
Total Phase 3	To commercial production	8,000,0001	ꟷ	8,000,000
		12,000,000	13,000,000	25,000,000

1	Based on the assumption that the Corporation does not elect to pay the NSR.

The Corporation may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2024, the Corporation recognized a total of $1.7 million (three months ended March 31, 2023 – $1.9 million) as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option, including option payments of $nil million (three months ended March 31, 2023 – $nil million).

As at March 31, 2024, and from inception of the agreement, the Corporation has completed and recognized a total of $21.4 million as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $1.75 million required within the agreement.

Second Guayabales Option

On January 4, 2021, the Corporation entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Corporation the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million.

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Phase 2:

The option agreement provides the Corporation the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1 million.

Phase 3:

Upon completion of Phase 2, the Corporation is required to pay a total of $4.3 million over a two-year period ending on January 2, 2030 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Corporation during the term of the agreement.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Corporation may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2024, the Corporation recognized a total of $0.34 million (three months ended March 31, 2023 – $nil million) as exploration and evaluation expense in the consolidated statement of operations in respect of Phase I of the Second Guayabales Option, including option payments of $0.25 million (three months ended March 31, 2023 – $nil million).

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $1.5 million.

Surface Rights Agreements

On October 17, 2023, the Corporation entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements provide the Corporation the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4.4 million.

The Corporation may terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2024, the Corporation has recognized option payments of $nil million, as exploration and evaluation expense in the consolidated statement of operations.

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $0.6 million.

San Antonio Project

On July 9, 2020, the Corporation entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia. The San Antonio Project is comprised of one exploration title totalling 1,664 hectares and sixteen exploration applications totalling 3,090 hectares.

The option agreement provides the Corporation the right to explore, develop and acquire 100 percent of the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Corporation has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR.

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Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Corporation may terminate the agreement at any time, upon notification to the optionor. In addition, the Corporation may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Corporation during the term of the agreement.

Exploration activities:

During 2021, the Corporation initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 kilometers x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Corporation has made a significant grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

In the year 2022, the Corporation conducted an IP survey to further delineate the drill targets and in 2023 the Corporation conducted reconnaissance field work to further delineate targets for follow up drilling.

For the three months ended March 31, 2024, the Corporation recognized a total of $0.04 million (three months ended March 31, 2023 – $0.04 million) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

As at March 31, 2024, and from inception of the agreement, the Company has made total option payments of $0.33 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Corporation’s presentation and functional currency are U.S. dollars.

As at	March 31, 2024	December 31, 2023
	$	$
Consolidated Financial Position
Cash and cash equivalents	23,735,889	14,166,196
Total assets	26,799,210	16,969,078
Non-current liabilities	1,551,593	86,779
Working capital[1]	20,990,554	11,992,187
Equity	21,161,404	12,722,316

1	Working capital is a non-GAAP measure and represent current assets less current liabilities, excluding warrants liability.

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	Three months ended March 31
	2024	2023
	$	$
Consolidated Operating Results
Exploration and evaluation expenses	(3,838,520)	(2,042,071)
Gain (loss) on revaluation of warrants liability	371,514	(1,440,047)
Net loss and comprehensive loss	(4,725,236)	(3,973,790)
Basic and diluted loss per common share	(0.07)	(0.07)
Consolidated Cash Flow
Operating cash outflow	(3,967,628)	(2,970,024)
Financing cash inflow	13,776,102	20,818,847
Net cash inflow (outflow), including foreign exchange effect on cash balances	9,569,693	18,245,609

OVERVIEW OF CONSOLIDATED FINANCIAL RESULTS

The Corporation’s results for three months ended March 31, 2024 was a net loss of $4.7 million ($0.07 per share) (three months ended March 31, 2023 – $4 million ($0.07 per share)) is mainly a result of the following:

▪	Exploration expenditures for the three months ended March 31, 2024 was $3.8 million (three months ended March 31, 2023 – $2 million), including option payments totalling $0.25 million (three months ended March 31, 2023 – $nil million).

▪	General and administrative expense for the three months ended March 31, 2024 was $1.2 million (three months ended March 31, 2023 – $1 million), including:

o	Compensation costs related to share-based payments for the three months ended March 31, 2024 of $0.36 million (three months ended March 31, 2023 – $0.44 million).

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS, for each of the Corporation’s eight most recently completed quarters.

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
	$	$	$	$	$	$	$	$
Net income (loss)	(4,725,236)	(5,313,309)	(3,749,128)	(6,097,432)	(3,973,790)	(4,576,073)	(4,256,942)	(4,412,226)
Basic and diluted income (loss) per share	(0.07)	(0.09)	(0.06)	(0.10)	(0.07)	(0.09)	(0.09)	(0.09)

As the Corporation is currently in the exploration stage, variations in the quarterly results are mainly due to the exploration activities, the impact of fluctuation of exchange rates on cash balances and the revaluation of derivative instruments.

LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Corporation has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions, including the October 2022 Offering, the March 2023 Offering, and the March 2024 Offering (see “Business Transaction” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration Summary” in this MD&A).

The Corporation’s objectives in managing capital are to ensure the entity continues as a going concern and to achieve optimal returns for its stakeholders. In addition, the Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Corporation’s overall strategic plan and if the Corporation has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure is appropriate.

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For the three months ended March 31, 2024, the Corporation raised $14.6 million from the Closing of the March 2024 Offering (see “Business Transaction” in this MD&A) and the exercise of options and warrants.

As at March 31, 2024, the Corporation’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $23.7 million and $21 million, respectively (December 31, 2023 – $14.2 million and $12 million, respectively). The Corporation will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration Summary” in this MD&A).

Cash Flow Items

The following is a summary of the Corporation’s cash flows for the three months ended March 31, 2024 and 2023:

	Three months ended March 31
	2024	2023
	$	$
Operating activities	(3,967,628)	(2,970,024)
Financing activities	13,776,102	20,818,847
Investing activities	(32,243)	(14,933)
	9,776,231	17,833,890
Foreign exchange on cash	(206,538)	411,719
Net change in cash balance	9,569,693	18,245,609

Operating Activities

Operating cash outflow for the three months ended March 31, 2024 was $3.9 million, compared to the $2.9 million for the three months ended March 31, 2023. The change is mainly due to the increase of exploration activities incurred in 2024.

Financing Activities

Net cash inflow from financing activities for the three months ended March 31, 2024 was $13.8 million, compared to the net cash inflow of $20.8 million, for the three months ended March 31, 2023. The variance is due to the closing of the March 2024 Offering and cash proceeds from the exercise of warrants and options.

Investing Activities

Cash outflow for investing activities for the three months ended March 31, 2024 was $0.03 million, compared to $0.01 million for the three months ended March 31, 2023 and relate to the acquisition of fixed assets.

EQUITY AND WARRANTS

Fully Diluted Shares

As at	March 31, 2024	December 31, 2023

Shares issued	66,116,456	61,234,906
Stock options outstanding	4,000,667	4,177,217
	70,117,123	65,412,123

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Share Capital

As at March 31, 2024, a total of 4,500,000 shares were issued as a result of the closing of the March 2024 Offering, 176,550 shares were issued as a result of the exercise of options and 205,000 shares were issued as a result of the exercise of warrants.

Total proceeds raised in 2024 was $13.9 million (C$18.9 million) from the March 2024 Offering.

Warrants

As at March 31, 2024, and December 31, 2023, the Corporation had warrants denominated in Canadian dollars. Proceeds from unit placements during the year ended December 31, 2022 and March 31, 2024 were allocated between shares and warrants issued on the residual fair value method within the unit. Fair value for the warrants was determined using the Black-Scholes option pricing model. See also the “Business Transaction” section of this MD&A.

Subscription Warrants are classified as derivative financial liabilities, presented as warrants liability on the consolidated statement of financial position and measured at fair value until the instruments are exercised or extinguished in the consolidated financial statements. Any gain or loss arising from the revaluation of a Subscription Warrant on the date of exercise or on the financial reporting date is recognized in the consolidated statement of operations and comprehensive loss.

-	On October 25, 2022, following the completion of the October 2022 Offering, 2,391,700 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $0.97 million.

-	On May 4, 2024, following the completion of the March 2024 Offering, 2,250,000 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $1.19 million.

For the three months ended March 31, 2024, 205,000 warrants related to the October 2022 Offering were exercised.

For the three months ended March 31, 2024, the Corporation recognized $0.4 million of derivative net gain, in respect of the revaluation of warrants classified within warrants liability.

As at May 14, 2024, a total of 2,391,700 Subscription Warrants of the October 2022 Offering were exercised for total proceeds of $5.7 million (C$7.8 million).

Options

As at March 31, 2024, 4,000,667 (December 31, 2023 – 4,117,217) stock options were outstanding at an average exercise price of C$3.19 (December 31, 2023 – C$3.1), of which 2,403,167 (December 31, 2023 – 2,578,467) were exercisable. The exercise in full of the outstanding stock options as at March 31, 2024 would raise a total of approximately C$12.8 million. Options expire between 2024 and 2028. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity and Warrants Data

As of May 14th, 2024, the Corporation had 68,185,473 Common Shares, a total of 3,562,800 share options outstanding to purchase Common Shares, and 2,250,000 warrants outstanding to purchase Common Shares issued as part of the March 2024 Offering.

TRENDS AND RISKS THAT AFFECT THE CORPORATION’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Corporation’s business and industry and economic factors affecting the Corporation’s performance.

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CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at March 31, 2024, the Corporation had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 5 Years	After 5 Years
	$	$	$	$
Other lease commitments	184,365	184,365	ꟷ	ꟷ
Service contracts [1]	720,422	720,422
	904,787	904,787	ꟷ	ꟷ

1.	Represents geophysics and drilling contracts.

Option Agreements

The Corporation has the option to terminate its option agreements at any time without any financial consequences. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at March 31, 2024, the timing of expenditures, including option payments, under the Corporation’s option agreements are as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	Greater than 5 Years
	$	$	$	$	$
First Guayabales Option[1]	2,250,000	416,666	666,664	666,664	500,006
Second Guayabales Option	5,550,000	250,000	500,000	2,650,000	2,150,000
San Antonio Option	4,670,000	250,000	1,170,000	3,250,000	ꟷ
Other Option agreements[2]	3,800,000	825,000	1,975,000	1,000,000	ꟷ
	16,270,000	1,741,666	4,311,664	7,566,664	2,650,006

1.	Based on the assumption that the Corporation does not elect to pay the NSR. Timing of remaining required exploration expenditures are estimated by management.
2.	Amounts disclosed related to the option agreements to purchase surface rights for a four-year period.

RELATED PARTY TRANSACTIONS

As at March 31, 2024 and December 31, 2023, there were no related party balances.

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the Consolidated Financial Statements for the year ended December 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation, including, without limitation, such considerations as liquidity and capital resources.

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MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Corporation’s operating costs, project exploration expenditures and planning of the Corporation’s projects.

Gold Market

The Corporation’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by negative real interest rates over the near-to-medium term, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China and heightened geo-political risks in Europe were the main driving forces in the demand and volatility for gold. The daily closing spot gold price during the three months ended March 31, 2024 was between $2,004 and $2,238 per ounce, for an average price in 2024 of $2,080 per ounce.

Currency

The Corporation’s functional and reporting currency is the U.S. dollar. The key currencies to which the Corporation is exposed are the Canadian dollar and the Colombian peso, which have experienced greater volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Corporation as proceeds from equity financing are in Canadian dollars. At times, the Corporation has mitigated the impact by converting a significant portion of proceeds received from the offerings to U.S. dollars and Colombian pesos. Fluctuation of the Colombian peso has a direct impact on the Corporation’s exploration and operating activities.

The Corporation expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments.

As at March 31, 2024, the Corporation held $23.7 million in cash, of which $2.9 million was in U.S. dollars, $20.6 million was in Canadian dollars, and $0.2 million was in Colombian pesos. Purchases of additional Colombian pesos will be required to meet the Corporation’s obligations in local jurisdictions.

As of May 14th, 2024, the Corporation held approximately $23.6 million in cash and cash equivalents, of which $5.2 million was in U.S. dollars and the equivalent of $18.4 million was in Canadian dollars, representing approximately 22%, and 73%, respectively of total cash balances.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Corporation’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2023.

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CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

The following revised standards and amendments, unless otherwise stated, are effective on or after January 1, 2024, with early adoption permitted, and have not been applied in preparing the consolidated financial statements. The Corporation does not plan to adopt any of these standards before they become effective.

IAS 1 – Presentation of Financial Statements

IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”).

These amendments were effective on or after January 1, 2024. The adoption of this standard did not have a material impact to the Corporation.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Corporation. The Corporation’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

There were no significant changes in the Corporation’s disclosure controls and procedures and internal control over financial reporting, or in other factors that could significantly affect those controls subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation as of March 31, 2024, nor were there any significant deficiencies or material weaknesses in the Corporation’s internal controls identified requiring corrective actions.

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based on such evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2024, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

The Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that its disclosure controls and internal controls over financial reporting will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Corporation’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Corporation to various degrees of political, economic and other risks and uncertainties.

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Board and Management Experience and Oversight

Key members of the Corporation’s management team and board of directors (the “Board”) have extensive experience running business operations in Colombia.

Mr. Ari Sussman, the Executive Chairman of the Corporation, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Paul Begin, the Chief Financial Officer and Corporate Secretary of the Corporation , was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over $1.4 billion.

Mr. Ossma, the President and Chief Executive Officer of the Corporation, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. García Botero, an independent director of the Corporation, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Ms. Angela María Orozco Gómez, an independent director of the Corporation, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mr. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Mr. Paul Murphy, independent director of the Corporation, was a director of Continental Gold until the sale of the Corporation to Zijin Mining Group Co., Ltd. in 2020.

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry with significant exposure in Latin America.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Corporation’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Corporation is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia, Ms. García Botero and Ms Orozco, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Corporation maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Corporation’s management and local operations.

The Corporation’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

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Controls Relating to Corporate Structure Risk

The Corporation has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Corporation, the Corporation’s branch office (“Branch”) and its two indirect Colombian subsidiaries, Minerales Provenza S.A.S. and Minera Campana S.A.S (collectively, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Corporation. Since the Corporation indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Corporation exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Corporation’s independent auditors review the consolidated financial statements under the oversight of the Corporation’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Corporation at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Corporation’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Corporation including those of its material subsidiaries.

Disclosure Controls and Procedures

The Corporation has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Corporation. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Corporation’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Corporation has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Corporation and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Corporation in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, and local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, all of the Corporation’s Board and management team members that are non-resident Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

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Transactions with Related Parties

The Corporation is subject to applicable Canadian securities law and accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Corporation may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Corporation and in accordance with applicable Canadian securities laws.

Controls Relating to Verification of Property Interests

The Corporation engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Corporation’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the San Antonio and Guayabales projects. The current President and Chief Executive Officer of the Corporation, Mr. Omar Ossma, who led the negotiations and acquisitions of the Corporation’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Corporation in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Corporation´s rights over the acquired assets and properties.

The Corporation also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Corporation’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Corporation’s current Colombian properties.

In addition, the Corporation retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio Option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Corporation satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Corporation to carry out its business operations in Colombia.

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Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Corporation
Operating as a corporation requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Corporation generally negotiates land access permits in advance to its operations. Currently, the Corporation has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Corporation is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.
Drilling activities will require authorization for land access from private owner.	The Corporation generally negotiates land access permits in advance to its operations. Currently, the Corporation has all required land access permits for its current drilling campaign.
Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Corporation will require a filing, and further permission, before the regional environmental corporation in the territory.	The Corporation has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Corporation is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Corporation is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Corporation’s ability to operate in Colombia. The Corporation’s continued ability to operate in Colombia could be impacted by as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Corporation; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Corporation’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Issuer’s properties. See “Risk Factors”.

Cycles

The Corporation’s business does not have any material cyclical or seasonal business lines. See “Risk Factors – Risks Generally Related to the Corporation – COVID-19 Pandemic”.

Renegotiation or Termination of Contracts

Management of the Corporation does not anticipate that there will be any material renegotiations or terminations of existing contracts within the next 12 months.

Employees

As at the date of this MD&A, the Corporation had 80 employees, which includes employees located in Canada and Colombia. In addition, there were 177 contractor workers working on the Guayabales Project.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership, or similar proceedings against the Corporation or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Corporation or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

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Reorganizations

Other than the Business Combination, there have been no material reorganizations of the Corporation or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

RISKS AND UNCERTAINTIES

The business of the Company is subject to a variety of risks and uncertainties. Investment in Common Shares should be considered highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of development, production and exploration and the location of its properties in Colombia. Readers should carefully consider the risks disclosed in this MD&A, the audited consolidated financial statements for the year ended December 31, 2023, and the 2023 Annual Information Form. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or relating to the Company’s operations and any of these risk elements could have a material adverse effect on the business of the Company.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Corporation, certain information contained in this MD&A constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements within the meaning of applicable U.S. securities laws.

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking information is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgments in the course of preparing forward-looking information; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Corporation’s projects; the Corporation’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Corporation; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Corporation’s projects and the related surface rights and to the boundaries of the Corporation’s projects; risks relating to the Corporation’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Corporation; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Corporation; the payment of future dividends; future sales of shares of the Corporation by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment corporation; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

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Material Forward-Looking Information

The Consolidated Financial Statements of the Corporation for the three months ended March 31, 2024, were prepared on a going concern basis. The going concern basis assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Corporation will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Corporation.

CORPORATE INFORMATION

Corporate Office

82 Richmond Street East

Toronto, Ontario - M5C 1P1

Directors & Officers

Ari Sussman, Executive Chairman

Maria Constanza Garcia, Director

Angela Maria Orozco, Director

Paul Murphy, Director

Ashwath Mehra, Director

Omar Ossma, President and Chief Executive Officer

Paul Begin, Chief Financial Officer

Auditors

BDO Dunwoody LLP

360 Oakville Place Drive, Suite 500

Oakville, Ontario – L6H 6K8

Stock Information

Collective Mining Ltd. common shares are traded on the TSX under the symbol “CNL”, the OTCQX under the symbol CNLMF and on the FSE under the symbol GG1.

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727

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